

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 18, 2010

Leif Andersen
Chief Executive Officer
Sebring Software, Inc. (f/k/a Sumotext, Inc.)
1400 Cattlemen Road, Suite 1400
Sarasota, FL 34232

> **Re: Sumotext, Inc.**
> **Form 8-K**
> **Filed October 29, 2010**
> **File No. 000-53785**

Dear Mr. Andersen:

We have reviewed your response letter dated November 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We have reviewed your response letter dated November 15, 2010 and reiterate our belief that Sumotext was a shell company immediately prior to the exchange transaction. Because the former controlling stockholders of Sumotext had agreed to spin-off of the existing business in connection with the share exchange, Sebring was in substance combining with a company with no or nominal operations and no or nominal assets. While we acknowledge that the former operations and assets of Sumotext were not technically spun-off until after the exchange transaction with Sebring, we believe that Sumotext's operations and assets were only nominal immediately prior to the exchange transaction for the reasons set forth above. Regardless of what the intentions of Sumotext may have been in the past, we believe our treatment of Sumotext as a shell company is consistent with guidance Release No. 33-8587 and note 32 thereto. Please amend your Form 8-K to include the required financial statements and all information that would be

       required in a Form 10 registration statement upon consummation of the exchange transaction.

       You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor at (202) 551-3576 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

       Sincerely,

       /s/ Larry Spirgel
       Assistant Director

cc: David Rees
       Vincent & Rees
       Via facsimile: (801) 355-5005